Mail Stop 4561   July 10, 2008

Chung Won Kang
President and Chief Executive Officer
Kookmin Bank
9-1, 2-ga, Namdaemoon-ro, Jung-gu
Seoul, Korea 100-703

      Re: Kookmin Bank
              Amendment No. 1 to Form F-4
              Filed June 30, 2008
              File No. 333-151207

Dear Mr. Kang:

      We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Form F-4/A

Exchange of Kookmin Bank Common Stock …, page 18

1.   Please revise this section to clarify what happens to American depositary holders'
      stock in Kookmin if they fail to either exchange their shares or sell in the market.
      For example, do they lose their value or do they retain an interest in the
      liquidation value of Kookmin Bank?

Tax Considerations

United States Taxation, page 53

2.   Please revise to state that the discussion is based on an opinion that has been filed.

Exhibits

Exhibit 99.1 – Unaudited Non-Consolidated Financial Statements as of and for the Three
Months Ended March 31, 2007 and 2008

3.   We note your response to comment 19 of our letter dated June 23, 2008. We
        understand that you have provided the required reconciliations between US and
        Korean GAAP for your annual financial statements for the year ended December
        31, 2007 in your Form 20-F. However, Instruction 3 to Item 8.A.5 of Form 20-F
        requires disclosures specifically related to the interim financial information
        included in your filing. Accordingly, please revise to provide the disclosures
        required by Instruction 3 to Item 8.A.5 of Form 20-F as they related to your
        interim financial information for the period ended March 31, 2008. Please note
        that differences between US and Korean GAAP can be identified by cross-
        reference to disclosures made in your Annual Report on Form 20-F to the extent
        that there are no significant differences during the interim period that have not
        been previously disclosed. Furthermore, if a new US accounting standard was
        required to be applied in the period for which the updated information has been
        provided, that fact should be disclosed but no quantification of the effect is
        necessary if unreasonable cost or delay would be required.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with

respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Angela Connell, Staff Accountant, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: By fax 011-852-2160-1001
       Yong G. Lee, Esq.
       Cleary Gottlieb Steen & Hamilton LLP